SECURITIES AND EXCHANGE COMMISSION 07007303

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 3340
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Hung (213) 488-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Hung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern·Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOANNE HUNG
Commission # 1710499
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Established 1926
WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants
& Consultants

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 10 to the financial statements, certain errors were made in valuing the restricted stocks and warrants held by the Company as of December 31, 2004 and 2005. Accordingly, the 2005 financial statements have been restated and an adjustment has been made to the retained earnings as of January 1, 2005 to correct the error for the year ended December 31, 2004.

Windes & McClaughry

Long Beach, California
March 7, 2007

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005 (Restated)
ASSETS		
Cash	$ 38,027	$ 33,024
Deposits with clearing brokers	250,639	257,596
Receivable from clearing brokers	680,258	41,553
Other receivables	53,870	107,756
Securities owned, at market value	4,331,128	1,577,884
Other investments	109,661	105,009
Notes receivable	17,662	80,113
Fixed assets, net	23,503	29,804
Prepaid expenses	17,702	20,355
Other assets	7,476	9,576
TOTAL ASSETS	$ 5,529,926	$ 2,262,670

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES		
Commission rebates payable	$ 478,235	$ 5,737
Accounts payable	4,009	5,802
Accrued liabilities	40,549	50,847
Income taxes payable	72,821	
Deferred lease liability	110,626	130,740
Deferred income taxes	1,630,730	579,914
	2,336,970	773,040
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 500,000 shares	47,600	47,600
Additional paid-in capital	614,319	464,319
Retained earnings	2,531,037	977,711
	3,192,956	1,489,630
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,529,926	$ 2,262,670

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF INCOME

	For the Year Ended December 31,	
	2006	2005 (Restated)
REVENUES		
Commissions	$ 1,168,629	$ 583,599
Interest	146,968	289,119
Consulting income	100,000	108,396
Investment gains	2,854,005	824,519
Other income	69,357	100,430
	4,338,959	1,906,063
EXPENSES		
Commission expense	559,611	115,163
Clearing costs	61,773	86,672
Employee compensation and benefits	578,000	579,517
Interest rebates	1,725	1,520
Professional fees	68,826	50,687
Rent expense	110,154	118,790
Depreciation and amortization	6,893	5,186
Regulatory fees and expenses	14,199	10,271
Other operating expenses	249,267	259,791
	1,650,448	1,227,597
INCOME BEFORE PROVISION FOR INCOME TAXES	2,688,511	678,446
PROVISION FOR INCOME TAXES	1,135,185	304,090
NET INCOME	$ 1,553,326	$ 374,376

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2005, as previously reported	4	$ 47,600	$ 464,319	$ 294,620	$ 806,539
Adjustment (Note 10)				308,715	308,715
Balance, January 1, 2005, as restated	4	47,600	464,319	603,335	1,115,254
Net income, as restated				374,376	374,376
Balance, December 31, 2005	4	47,600	464,319	977,711	1,489,630
Additional paid-in capital by stockholder			150,000		150,000
Net income				1,553,326	1,553,326
Balance, December 31, 2006	4	$ 47,600	$ 614,319	$2,531,037	$3,192,956

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,553,326	$ 374,376
Adjustments to reconcile net income to net cash used in operating activities:		
Limited liability company (gain) loss	(46,972)	7,724
Securities received for consulting services	(100,000)	(50,000)
Depreciation and amortization	6,893	5,186
Deferred income taxes	1,050,816	274,739
(Increase) decrease in operating assets:		
Deposits with clearing brokers	6,957	3,213
Receivable from clearing brokers	(638,705)	125
Other receivables	53,886	3,189
Securities owned	(2,653,244)	(723,847)
Prepaid expenses	2,653	(7,392)
Other assets	2,100	
Increase (decrease) in operating liabilities:		
Commission rebates payable	472,498	(77,322)
Accounts payable	(1,793)	(19,604)
Accrued liabilities	(10,298)	5,908
Income taxes payable	72,821	(2,168)
Deferred lease liability	(20,114)	130,740
Other liabilities		(29,339)
Net Cash Used In Operating Activities	(249,176)	(104,472)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(2,549)	(4,398)
Collection on notes receivable	65,000	10,000
Purchases of fixed assets	(592)	(23,580)
Distributions from limited liability company	42,320	100,000
Net Cash Provided By Investing Activities	104,179	82,022
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	150,000	
Net Cash Provided By Financing Activities	150,000	
NET CHANGE IN CASH	5,003	(22,450)
CASH AT BEGINNING OF YEAR	33,024	55,474
CASH AT END OF YEAR	$ 38,027	$ 33,024

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of the Business

American Eastern Securities, Inc. (the "Company") was incorporated in the state of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission. Operating under such an exemption, the Company is not required to prepare a computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

The Company also provides consulting services to companies seeking capital in the public market. In exchange for these services, the Company may receive cash and/or restricted securities.

Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the December 31, 2005 financial statements have been reclassified to conform to the current year's financial statements.

Cash – Concentration of Credit Risk

Cash includes account balances in banks and cash balances at brokers. The Company maintains bank balances which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at market value if the restrictions expire in less than one year. The Black Scholes Option Pricing Model is used to determine the market value of the warrants.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest revenue and clearing costs from transactions associated with customer account balances.

Consulting Income

The Company may receive cash and/or various equity securities in exchange for consulting services rendered. Management records these services based upon either the cash payment received and/or, if various equity securities are received, based on the value of the services rendered or the fair value of the equity instruments received, whichever is more reliably measurable.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, deferred lease liability, state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

NOTE 2 – Other Investments

Other investments include the Company's investment in Luminus Capital, LLC (LLC), which is reported under the equity method at the fair market value of the underlying net assets. The Company is the managing member of LLC. At December 31, 2006 and 2005, the Company held a 2.5% and 1.5% interest, respectively, in LLC. The net gain for 2006 was approximately $47,000 and the net loss for 2005 was approximately $8,000, and is included in investment gains on the statements of operations.

As the managing member of LLC, the Company receives a management fee and may receive a performance fee. The management fee was approximately $24,000 and $51,000 for 2006 and 2005, respectively, and is reported as an expense on LLC's financial statements. The performance fee was approximately $31,000 for 2006, and there were no performance fees paid for 2005. The performance fee is a preferred allocation of members' capital to the managing member, and is based upon the net increase in the net asset value of LLC. The management fee and performance fee are included in other income on the statements of operations.

Up until June 30, 2003, the Company received the total management and performance fees gross, and paid the LLC fund manager their portion of these fees. Beginning July 1, 2003, the LLC began paying the fund manager directly and the Company's fees are net of the fund manager fee. However, the first quarter performance fee of 2005 was received gross. The Company paid the fund manager a share of the fee, which totaled approximately $130,900, and is included in other operating expenses on the 2005 statements of operations. All other fees were received net.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 2 - Other Investments (Continued)

The financial position and results of operations of the Company's equity-based investment is summarized below:

	December 31,	
	2006 (Unaudited)	2005 (Unaudited)
Cash and cash equivalents	$ 2,618,000	$ 2,288,000
Due from broker/dealer	284,000	3,293,000
Marketable securities, at fair market value	1,896,000	5,035,000
	$ 4,798,000	$10,616,000
Investments - short	$ 283,000	$ 3,445,000
Other liabilities	76,000	550,000
Members' capital	4,439,000	6,621,000
	$ 4,798,000	$10,616,000

	For the Year Ended December 31,	
	2006 (Unaudited)	2005 (Unaudited)
Income (loss)	$ 675,000	($ 288,000)
Expense	65,000	289,000
Net income (loss)	$ 610,000	($ 577,000)

The income (loss) above includes unrealized gains or losses on investments held.

NOTE 3 – Securities Owned

Securities owned consists of trading securities at market value, as follows:

	December 31, 2006	December 31, 2005 (Restated)
Common stocks	$ 3,152,642	$ 676,825
Mutual funds	3,907	3,637
Warrants	1,174,579	897,422
	$ 4,331,128	$ 1,577,884

The restricted stock is subject to Rule 144 of Section 4 of the Securities Act of 1933 and may be sold within one year. For valuation purposes, this stock is valued at fair market value based upon the current market price of the trading stock. The warrants may be exercised to purchase restricted stock, are subject to Rule 144, and have various expiration dates beginning March 31, 2008 through October 25, 2009, and exercise prices that range from $1.50 to $3.50 per share. Management has valued the warrants using the Black Scholes Options Pricing Model using the following variables required under such calculation. For the year ended December 31, 2006, these variables include volatility ranging from 58.08% to 211.20%; expected life ranging from 1.27 years to 2.86 years; exercise prices ranging from $1.50 per share to $3.50 per share; a zero dividend rate; and, a risk-free rate of return of 4.71%. For the year ended December 31, 2005, these variables include volatility ranging from 45.80% to 75.50%; expected life ranging from .49 years to 3.87 years; exercise prices ranging from $1.50 per share to $16.00 per share; a zero dividend rate, and a risk-free rate of return of 4.39%.

NOTE 4 – Fixed Assets

Fixed assets consists of the following:

	December 31, 2006	December 31, 2005
Leasehold improvements	$ 38,917	$ 38,325
Computer equipment	39,846	39,846
Machinery and equipment	3,923	3,923
Furniture and fixtures	12,031	12,031
	94,717	94,125
Less accumulated depreciation and amortization	(71,214)	(64,321)
	$ 23,503	$ 29,804

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 5 – Profit Sharing Plans

The Company maintains qualified defined contribution retirement plans covering substantially all of its employees. The plans provide for discretionary employer profit sharing contributions and employee elective deferrals. There were no contributions made for the years ended December 31, 2006 and 2005.

NOTE 6 – Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005 (Restated)
Current		
Federal	$ 74,302	$ 26,550
State	10,067	2,800
	84,369	29,350
Deferred	1,050,816	274,740
	$ 1,135,185	$ 304,090

Permanent differences totaled approximately $8,300 and $33,600 for the years ended December 31, 2006 and 2005, respectively.

The Company's deferred tax liability is as follows:

	December 31, 2006	December 31, 2005 (Restated)
Noncurrent deferred tax asset	$ 39,400	$ 57,800
Current deferred tax liability	(1,670,130)	(637,714)
Net deferred tax liability	($ 1,630,730)	($ 579,914)

At December 31, 2006 and 2005, the Company has a federal income tax refund receivable of approximately $28,700 and $26,200 for the 2004 net operating loss carryback which is included in other receivables on the statements of financial condition.

NOTE 7 - Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in June 2012. In general, the office lease provides for payment of taxes, maintenance, and insurance by the Company. The Company subleases a portion of its office space to various consulting customers on a month-to-month basis.

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2007	$ 77,840
2008	77,840
2009	77,840
2010	77,840
2011	77,840
Thereafter	38,920
	$ 428,120

The lease provided for an allowance towards the cost of construction of improvements to the office space. The allowance received has been recorded as a deferred lease liability on the balance sheet and is being amortized over the life of the lease.

Rent expense, including all operating leases, common area services and costs, totaled approximately $110,200 and $118,900 for the years ended December 31, 2006 and 2005, respectively.

Sublease income for each of the years ending December 31, 2006 and 2005 totaled approximately $12,000 and $39,000, respectively, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31,	
	2006	2005
Net capital	$ 493,789	$ 384,594
Required net capital	100,000	100,000
Excess net capital	$ 393,789	$ 284,594
Aggregate indebtedness to net capital	1.43 to 1	.50 to 1

NOTE 9 - Related-Party Transactions

During 2006 and 2005, the Company loaned funds to the stockholder. The loan is due on demand and is unsecured, with interest at 5%. The balance of approximately $17,700 and $80,100 at December 31, 2006 and 2005, respectively, is listed as notes receivable on the statements of financial condition. Interest income approximated $2,500 and $4,400 during 2006 and 2005, respectively.

NOTE 10 - Restatement

During the year ended December 31, 2006, the Company noted an error in previously reported values of restricted stocks and warrants held by the Company. The result was an understatement in the value of securities owned, the related deferred income taxes and retained earnings on the statement of financial condition; and, an understatement of investment gains, provision for income taxes, and net income on the statement of income As of January 1, 2005, as a result of the correction, securities owned increased by approximately $540,000, deferred income taxes increased by approximately $231,000, and retained earnings increased by approximately $309,000.

The correction had the following effects on the December 31, 2005 financial statements: securities owned increased by approximately $1,220,000, deferred income taxes increased by approximately $523,000, retained earnings increased by approximately $389,000, investment gains increased by approximately $680,000, provision for income taxes increased by approximately $292,000, and net income increased by approximately $389,000.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 11 - Supplemental Disclosures of Cash Flow Information

	December 31,	
	2006	2005
Cash paid during the year for:		
Interest	$ 1,725	$ 1,173
Income taxes	None	$ 141,296
Noncash investing activities during the year for:		
Reduction of commission rebates payable and notes receivable	None	$ 32,148
Securities received for consulting services	$ 100,000	$ 50,000

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2006

CREDITS	
Stockholder's equity per Company's unaudited X-17A-5 Part IIA filing	$ 1,108,593
Net audit adjustments	2,084,363
Stockholder's equity	3,192,956
ADD	
Other allowable credits - deferred income taxes payable	1,630,730
Stockholder's equity and allowable credits	4,823,686
DEBITS	
Nonallowable assets:	
Other investments and receivables	134,836
Receivables from non-customers	46,357
Securities not readily marketable	4,057,589
Fixed assets	23,503
Prepaid expenses	17,702
Other assets	7,476
	4,287,463
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	536,223
HAIRCUT ON SECURITIES	
Trading securities - corporate stock	41,031
Money market - mutual fund	1,403
	42,434
NET CAPITAL	493,789
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $698,163	100,000
Excess net capital	$ 393,789
Excess net capital at 1000%	$ 423,165
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.43
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 486,870
Net audit adjustments	6,919
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 493,789
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 713,157
Net audit adjustments	(6,917)
AGGREGATE INDEBTEDNESS	$ 706,240

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2006

1. Computation for Determination of Reserve Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2006. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2006. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
American Eastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of American Eastern Securities, Inc. as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 19, 2007.

1) During the year ended December 31, 2006, there was a failure to include a significant liability on the financial statements, resulting in an incorrect computation of the basic net capital requirement reported on the Focus Report, Form X-17A-5, filed for the months of February through September of 2006. However, inclusion of the liability did not result in a negative net capital. The omission was corrected in the Focus Reports for October through December 2006.

2) During the month of September 2006, securities were transferred from the owner's personal investment account to the Company's investment account for a period of 8 days without his consent.

3) During our test work on cash disbursements, we noted procedures designed to approve and authorize cash disbursements were not in operation.

4) In connection with the annual audit, we found it necessary to record many adjusting journal entries in order for the financial statements to be presented in accordance with generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the conditions outlined in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
March 7, 2007

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